Ant 4/8/2002

02022842

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

RECEIVED APR 01 2002 363

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 29748

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2001 (MM/DD/YY) AND ENDING DECEMBER 31, 2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

FIRST MONTAUK SECURITIES CORP.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

328 NEWMAN SPRINGS ROAD, PARKWAY 109 OFFICE CENTER
(No. and Street)

RED BANK, (City) NEW JERSEY (State) 07701 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

WILLIAM J. KURINSKY (732) 842 - 4700
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

SCHNEIDER & ASSOCIATES LLP
(Name — *if individual, state last, first, middle name*)

100 JERICHO QUADRANGLE, #236 (Address) JERICHO, (City) NEW YORK (State) 11753 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 09 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, WILLIAM J. KURINSKY, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of FIRST MONTAUK SECURITIES CORP., as of DECEMBER 31, ~~19~~ 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

Signature

EXECUTIVE VICE PRESIDENT

Title

Notary Public

OLGA C. CARMEN
NOTARY PUBLIC OF NEW JERSEY
MY COMMISSION EXPIRES MARCH 7, 2005

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in ~~Financial Condition~~. Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FIRST MONTAUK SECURITIES CORP.

REPORT ON FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2001

FIRST MONTAUK SECURITIES CORP.
REPORT ON FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2001

CONTENTS

SCHNEIDER & ASSOCIATES LLP
CERTIFIED PUBLIC ACCOUNTANTS
100 JERICHO QUADRANGLE
JERICHO, NEW YORK 11753
TEL: (516) 942-5300 • FAX: (516) 932-6050

JERRY SCHNEIDER, CPA
DEAN HILTZIK, CPA
MORDECAI LERER, CPA
HARRIET GREENBLATT, CPA
HAROLD HILTZIK, CPA

Members
American Institute of CPAs
SEC Practice Section
New York State Society of CPAs

767 Third Avenue, New York, NY 10017
TEL: (212) 564-4330

REPORT OF INDEPENDENT AUDITORS

To the Board of Directors
First Montauk Securities Corp.

We have audited the accompanying statement of financial condition of First Montauk Securities Corp. (a wholly-owned subsidiary of First Montauk Financial Corp.) as of December 31, 2001 and the related statements of operations, changes in stockholder's equity, changes in subordinated borrowings, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of First Montauk Securities Corp. as of December 31, 2001, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplementary schedules listed in the accompanying index is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been

subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Schneider & Associates LLP

Jericho, New York
March 25, 2002

FIRST MONTAUK SECURITIES CORP.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2001

ASSETS

Cash and cash equivalents	$ 726,592
Due from clearing firms	4,146,410
Securities owned:	
Marketable, at market	1,129,892
Not readily marketable, at estimated fair value	64,210
Employee and broker receivables	2,099,494
Due from officers	202,964
Furniture, equipment and leasehold improvements - net	847,324
Income tax refunds receivable	996,681
Due from affiliated companies	519,127
Other assets	584,310
Total assets	$11,317,004

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities	
Commissions payable	$ 3,647,170
Accounts payable and accrued expenses	1,636,351
Securities sold, but not yet purchased, at market	245,078
Subordinated note payable	50,000
Total liabilities	5,578,599
Commitments and contingent liabilities (See Notes)	
Stockholder's equity	
Common stock, par value $.0001 per share; 1,000,000 shares authorized, issued and outstanding	100
Additional paid-in capital	6,527,180
Accumulated deficit	(788,875)
Total stockholder's equity	5,738,405
Total liabilities and stockholder's equity	$11,317,004

See notes to financial statements.

FIRST MONTAUK SECURITIES CORP.
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2001

Revenues	
Commissions	$37,806,664
Net dealer inventory and trading gains	8,021,887
Investment banking	1,483,210
Interest and other income	4,027,772
Total revenues	51,339,533
Costs and Expenses	
Commissions, employee compensation and benefits	42,322,377
Clearing and floor brokerage	3,247,219
Communications and occupancy	3,222,531
Cost of litigation and other legal matters	2,902,512
Other operating expenses	3,874,083
Interest	46,968
Total costs and expenses	55,615,690
Loss before income tax benefit	(4,276,157)
Income tax benefit	(725,624)
Net loss	$ (3,550,533)

See notes to financial statements.

FIRST MONTAUK SECURITIES CORP.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2001

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total
Balances, January 1, 2001	$100	$4,727,180	$ 2,761,658	$ 7,488,938
Capital contributions from parent	--	1,800,000	--	1,800,000
Net loss for the year	--	--	(3,550,533)	(3,550,533)
Balances, December 31, 2001	$100	$6,527,180	$ (788,875)	$ 5,738,405

See notes to financial statements.

FIRST MONTAUK SECURITIES CORP.
STATEMENT OF CHANGES IN SUBORDINATED BORROWINGS
FOR THE YEAR ENDED DECEMBER 31, 2001

Subordinated notes payable at January 1, 2001	$100,000
Payment of subordinated note	(50,000)
Subordinated note payable at December 31, 2001	$ 50,000

See notes to financial statements.

FIRST MONTAUK SECURITIES CORP.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2001

Cash flows from operating activities:	
Net loss	$ (3,550,533)
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation and amortization	354,942
Reserves and allowances	500,000
Loss on investment	60,000
(Increase) decrease in operating assets:	
Due from clearing firms	(1,766,088)
Marketable securities	2,719,235
Securities not readily marketable	(3,027)
Employee and broker receivables	(489,828)
Due from officers	(34,853)
Deferred income taxes - net	1,681,490
Income tax refunds receivable	(996,681)
Due from affiliated companies	(2,185,391)
Other assets	(166,928)
Increase (decrease) in operating liabilities:	
Commissions payable	2,009,437
Accounts payable and accrued expenses	297,964
Income taxes payable	(783,433)
Securities sold, but not yet purchased	(141,381)
Total adjustments	1,055,458
Net cash used in operating activities	(2,495,075)
Cash flows from investing activities:	
Purchases of furniture, equipment and leasehold improvements	(272,441)
Cash flows from financing activities:	
Payment of subordinated note payable	(50,000)
Payments of capital leases payable	(138,995)
Net cash used in financing activities	(188,995)
Net decrease in cash and cash equivalents	(2,956,511)
Cash and cash equivalents at January 1, 2001	3,683,103
Cash and cash equivalents at December 31, 2001	$ 726,592
Supplemental disclosures of cash flow information:	
Cash paid during the period for:	
Interest	$ 46,968
Income taxes	$ 894,287
Transfer of net liabilities to FMFC	$1,825,478
Contribution of FMFC loans to capital	$1,800,000

See notes to financial statements.

NOTE 1 - NATURE OF BUSINESS

First Montauk Securities Corp. (the "Company") is primarily engaged in securities brokerage, investment banking and trading. The Company, as a broker-dealer registered with the Securities and Exchange Commission ("SEC") and the National Association of Securities Dealers, Inc. ("NASD"), executes principal and agency transactions, makes markets in over-the-counter securities, and performs underwriting and investment banking services. Customers are primarily located throughout the United States.

The Company clears all customer transactions on a fully disclosed basis through an independent clearing firm. Accordingly, the Company does not carry securities accounts for customers nor does it perform custodial functions related to those securities.

The Company is a wholly-owned subsidiary of First Montauk Financial Corp. ("FMFC").

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Revenue Recognition

Securities transactions, commission income and related expenses are recorded on a trade date basis. Sales concessions from participation in syndicated offerings are recorded on settlement date.

Securities owned and securities sold but not yet repurchased are stated at quoted market value with unrealized gains and losses included in earnings. Investment account securities not readily marketable are carried at estimated fair value as determined by management with unrealized gains and losses included in earnings.

Depreciation and Amortization

Furniture and equipment and leasehold improvements are stated at cost. Depreciation of furniture and equipment and amortization of capital leases are computed generally on a straight-line basis over the estimated useful lives of the assets ranging from three to seven years, or terms of the leases, respectively.

Advertising

The Company expenses advertising costs as incurred. Total advertising expenses were $66,053 during the year.

Income Taxes

The Company uses the liability method to determine its income tax expense as required under the Statement of Financial Accounting Standards No. 109 (SFAS 109). Under SFAS 109, deferred tax assets and liabilities are computed based on differences between financial reporting and tax basis of assets and liabilities, and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse.

The Company is included in the consolidated federal income tax return filed by FMFC, and files separate state returns. Federal income taxes are determined on a separate return basis.

Cash Equivalents

For purposes of the Statement of Cash Flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents. Cash equivalents consist of money market funds.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the year. Actual results could differ from those estimates.

Derivative Financial Instruments

In June 1998, the FASB issued SFAS No. 133, which requires the recognition of all derivative financial instruments on the Statement of Financial Condition at fair value. The adoption of SFAS No. 133 in the first quarter of fiscal 2001 did not have a material impact on the Company's earnings, financial position, or liquidity.

NOTE 3 - AMENDED AND RESTATED FISERV FINANCIAL AGREEMENT

In May 2000, the Company entered into a ten-year clearing agreement with Fiserv Securities, Inc. ("Fiserv"). In connection with the clearing agreement, the Company and Fiserv also entered into a financial agreement under which Fiserv was to provide cash advances to the Company under certain terms and conditions. Upon the conversion of the Company's accounts to Fiserv in November 2000, it received the initial cash advance of $4,000,000.

As of February 1, 2001, the Company and FMFC amended and restated the financial agreement with Fiserv. Under the restated terms, FMFC, rather than the Company, will be the recipient of any additional cash advances payable under the financial agreement. FMFC has further assumed the Company's obligation with respect to the initial payment received in November 2000, and will be solely responsible for any performance and early termination penalties. In consideration of the Company's release from its obligations under the financial agreement and to secure Fiserv's interest, FMFC has granted to Fiserv a first priority lien in all of the outstanding shares of the Company that it owns.

Pursuant to the restated agreement, the Company transferred the $3.9 million unamortized balance of the Fiserv cash advance and the related deferred tax asset of $1.56 million to FMFC in February 2001.

NOTE 4 - SECURITIES OWNED and SOLD, NOT YET PURCHASED

Marketable securities owned and sold but not yet purchased consist of trading securities at quoted market values, as follows:

	Owned	Sold but not yet purchased
Stocks	$1,001,705	$230,923
Corporate bonds	37,031	--
Options	5,120	14,155
Other	86,036	--
	$1,129,892	$245,078

Securities not readily marketable consist of investment securities recorded at estimated fair value that cannot be publicly offered or sold unless registration has been effected under the Securities Act of 1933.

NOTE 5 - EMPLOYEE AND BROKER RECEIVABLES

Commission advances	$ 611,896
Forgivable loans	1,148,624
Other loans	338,974
	$2,099,494

The Company has an arrangement with certain registered representatives to forgive their loans if they remain licensed with the Company for an agreed upon period of time, generally one to two years. The loans are being amortized to expense for financial reporting purposes over the term of the loan. Loan amortization expense was $483,615 in 2001.

Other loans to employees and registered representatives are payable in installments generally over periods from one to two years with interest rates ranging from 0% to 8% per annum.

NOTE 6 - DUE FROM OFFICERS

Loans receivable from officers are unsecured and due on demand. Outstanding balances bear interest at the rate of 6% per annum.

NOTE 7 - FURNITURE, EQUIPMENT AND LEASEHOLD IMPROVEMENTS

		Estimated Useful Life
Furniture and equipment	$2,258,124	3 - 7 years
Leasehold improvements	364,856	Term of lease
	2,622,980	
Less: Accumulated depreciation and amortization	1,775,656	
	$ 847,324	

Depreciation expense was $354,942 for the year ended December 31, 2001.

During 2001, the Company transferred furniture and equipment with a net book value of $514,522 to FMFC in payment of intercompany debt.

NOTE 8 - SUBORDINATED NOTES PAYABLE

The Company has an outstanding $50,000 note due in January 2002 bearing interest at 8% per annum. The note is subordinated to the claims of the Company's general creditors under a subordination agreement approved by the NASD.

NOTE 9 - INCOME TAXES

The net income tax benefit consists of the following:

Currently payable (refundable):	
Federal	$ (876,795)
State	29,679
	(847,116)
Deferred:	
Federal	(592,916)
State	(104,632)
Valuation allowance	819,040
	121,492
Total	$(725,624)

The difference between reported income tax expense and the income tax expense that would result from applying federal statutory tax rates to pre-tax income is due to nondeductible expenses, state taxes and the tax valuation allowance.

The Company, in consolidation with FMFC, has filed refund claims to recover federal income taxes of approximately $997,000, of which $926,000 has been apportioned to the Company. The claims are subject to IRS review.

At December 31, 2001, deferred tax assets and liabilities consisted of the following:

Deferred tax assets:	
Reserves and allowances	$694,516
Other	167,866
Deferred tax assets	862,382
Deferred tax liabilities:	
Fixed assets	(43,342)
	819,040
Valuation allowance	(819,040)
Net deferred tax asset	$ --

The Company has established a valuation allowance to offset the benefits of deferred tax items because management is uncertain as to their realization.

NOTE 10 - COMMITMENTS AND CONTINGENT LIABILITIES

Operating leases

The Company leases office facilities and equipment under operating leases expiring at various dates through 2006. The lease for the Company's headquarters has a six-year renewal option through 2011.

Future minimum lease payments as of December 31, 2001 are:

2002	$1,348,200
2003	1,106,446
2004	1,060,517
2005	295,341
2006	169,500
Total minimum lease payments	$3,980,004

Operating lease expense for the year totaled $1,233,280.

Legal matters

The Company is a respondent in a customer arbitration seeking rescissionary damages of approximately $9.5 million including statutory interest plus punitive damages. The claimant alleges violations of various provisions of federal and state securities laws. The Company is vigorously defending against this claim.

The Company is also a respondent in several claims arising from customer purchases of high yield corporate bonds which declined in market value after the purchases were made. The claims allege, among other charges, unsuitable recommendations and/or improper use of margin, and seek aggregate damages of approximately $2,500,000. The Company is vigorously defending these actions.

The Company is also a respondent or co-respondent in various other legal proceedings which are incidental to its securities business. Management is contesting these claims and believes that there are meritorious defenses in each case.

After considering all relevant facts, available insurance coverage and the advice of counsel, management believes that significant adverse judgments against the Company from pending litigation could have a material impact on the Company's financial conditions, results of operations, and cash flows in any particular quarterly or annual period, or in the aggregate.

Employment agreements

In January 2001, the Company entered into new employment agreements with its President and Vice-President. The agreements run for three years and provide for annual increases in base salaries, and customary fringe benefits. The officers are also entitled to share in a bonus pool equal to 10% of the net pre-tax profit of the Company, as defined.

NOTE 11 - CONCENTRATION OF CREDIT RISK AND FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash and securities

inventories. The Company maintains all inventory positions and a significant portion of its cash balances at its clearing firm.

The Company executes, as principal and agent, securities transactions on behalf of its customers and for its own account. If counter-parties fail to perform, the Company may be required to discharge the obligations of the non-performing party. In such circumstances, the Company may sustain a loss if the market value of the security is different from the contract value of the transaction. The Company attempts to mitigate the risk of default by reviewing, as necessary, the credit standing of a counter-party.

The Company has sold securities that it does not currently own and will therefore be required to purchase such securities at a future date. The Company has recorded these obligations in the financial statements at December 31, 2001 at market values of the related securities ($245,078) and will incur a loss if the market value of the securities increases subsequent to December 31, 2001.

NOTE 12 - DEFINED CONTRIBUTION PLAN

The Company sponsors a defined contribution pension plan covering all participating employees. The Company may elect to contribute to the plan up to 100% of each participant's annual contribution. There have been no employer contributions for 2001 to date.

NOTE 13 - RELATED PARTY TRANSACTIONS

During 2001, the Company charged FMFC a total of $800,000 in administrative fees and expense reimbursements. At December 31, 2000, FMFC and another affiliate owed the Company $479,127 and $40,000, respectively.

NOTE 14 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the Company to maintain minimum net capital, as defined. At December 31, 2001, the Company had net capital of $1,039,165, which was $726,396 in excess of its required net capital of $312,769. The Company's net capital ratio was 4.51 to 1.

SUPPLEMENTARY SCHEDULES

FIRST MONTAUK SECURITIES CORP.
INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS
FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3
DECEMBER 31, 2001

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 in that the Company's activities are limited to those set forth in the conditions for exemption appearing in Paragraph (k) (2) (ii) of that rule.

FIRST MONTAUK SECURITIES CORP.
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
DECEMBER 31, 2001

Computation of Net Capital

Total stockholder's equity	$5,738,405
Subordinated note payable	50,000
Total capital and allowable subordinated note payable	5,788,405
Discretionary liabilities:	
Employer 401k accrual	99,892
Employer bonus accrual	60,473
Total discretionary liabilities	160,365
Nonallowable assets:	
Securities, not readily marketable	64,210
Employee and broker receivables, net of offsetting commissions payable	1,507,509
Due from officers	202,694
Furniture, equipment and leasehold improvements - net	847,324
Income tax refunds receivable	996,681
Due from affiliated company	519,127
Other assets	584,310
Total nonallowable assets	4,721,855
Net capital before haircuts on securities positions	1,226,915
Haircuts on securities:	
Money market balances	15,086
Stocks	120,160
Corporate obligations	2,744
Options	44,135
U. S. government and exempt obligations	5,625
Total haircuts	187,750
Net capital	1,039,165

FIRST MONTAUK SECURITIES CORP.
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
DECEMBER 31, 2001

Computation of Net Capital

(continued)

Minimum capital requirement - the greater of $250,000 or 6-2/3% of aggregate indebtedness of $4,691,536	312,769
Excess net capital	$ 726,396
Excess net capital at 1,000 per cent	$ 570,011
Ratio of aggregate indebtedness to net capital	4.51 to 1
Schedule of aggregate indebtedness:	
Commissions payable, net of offsetting broker loans	$3,055,185
Accounts payable and accrued expenses	1,636,351
	$4,691,536

Reconciliation with Company's computation (included in Part IIA of Form X-17A-5 as of December 31, 2001):

Net capital, as reported in Company's Part IIA (unaudited) FOCUS report	$ 863,240
Additional haircuts	(25,014)
Other audit adjustments - net	200,939
Net capital per above	$1,039,165

SCHNEIDER & ASSOCIATES LLP
CERTIFIED PUBLIC ACCOUNTANTS
100 JERICHO QUADRANGLE
JERICHO, NEW YORK 11753
TEL: (516) 942-5300 • FAX: (516) 932-6050

JERRY SCHNEIDER, CPA
DEAN HILTZIK, CPA
MORDECAI LERER, CPA
HARRIET GREENBLATT, CPA
HAROLD HILTZIK, CPA

Members
American Institute of CPAs
SEC Practice Section
New York State Society of CPAs

767 Third Avenue, New York, NY 10017
TEL: (212) 564-4330

REPORT OF INDEPENDENT AUDITORS ON INTERNAL CONTROL STRUCTURE

First Montauk Securities Corp.
Red Bank, New Jersey

In planning and performing our audit of the financial statements of First Montauk Securities Corp. for the year ended December 31, 2001, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by First Montauk Securities Corp. that we considered relevant to the objectives in Rule 17a-5(g)(1) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11). The broker is exempt from compliance with Rule 15c3-3 and was in compliance with the conditions of the exemption. There were no facts that came to our attention indicating that such conditions had not been complied with during the year. The Broker does not maintain customer accounts nor handle securities, and we have reviewed the broker's practices for safeguarding securities that may be received by the broker for transmittal to a clearing organization.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded

against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of the inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001 to meet the Commission's objectives.

This report is intended solely for use of management, the Securities and Exchange Commission, the New York Stock Exchange and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Schneider + Associates LLP

Jericho, New York
March 25, 2002